SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADOBE SYSTEMS INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**77-0019522**
(State of Incorporation)	(I.R.S. Employer Identification No.

345 Park Avenue
San Jose, California 95110
(408) 536-6000
(Address of principal executive offices)

1999 Nonstatutory Stock Option Plan
(Full title of the plans)

Harold L. Covert
Executive Vice President and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110
(408) 536-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Cheryl K. House, Esq.
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110
(408) 536-6000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Stock Options and Common Stock (par value $.0001) . . .	4,300,000 shares	$100.8125	$433,493,750	$120,512

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h). The offering price per share and aggregate offering price are based upon the average of the high and low prices of Registrant's Common Stock on September 13, 1999 as reported on the Nasdaq National Market.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by Adobe Systems Incorporated (the "Registrant") with the Securities and Exchange Commission are incorporated by reference into this Registration Statement:

(a) The Registrant's Annual Report on Form 10-K for the fiscal year ended November 27, 1998;

(b) The Registrant's Quarterly Reports on Form 10-Q for the quarters ended March 10, 1999 and June 4, 1999; and

(c) The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form 8-A, filed pursuant to Section 12 of the Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description.

All reports and other documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this registration statement from the date of the filing of such reports and documents.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (the "Delaware Code") authorizes a court to award, or a corporation's board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the fullest extent not prohibited by the Delaware Code. The Registrant also maintains directors' and officers' insurance against liabilities under the Securities Act of 1933 for its directors and principal executive officers. In addition, each officer and director is a party to a written agreement which states that the Registrant agrees to hold each of them harmless against any and all judgments, fines, settlements and expenses related to claims against such person by reason of the fact that the person is or was a director, officer, employee or other agent of the Registrant, and otherwise to the fullest extent authorized or permitted by the Registrant's Bylaws and under the non-exclusivity provisions of the Delaware Code.

EXHIBITS

Exhibit Number	Description
4.1	The Registrant's (as successor-in-interest to Adobe Systems (Delaware) Incorporated by virtue of a reincorporation effective May 30, 1997) Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on May 9, 1997.
4.2	Amended and Restated Bylaws of Registrant as currently in effect.
4.3	Certificate of Designation of the Series A Preferred Stock.
4.4	Agreement and Plan of Merger effective May 30, 1997 (by virtue of a reincorporation), by and between Adobe Systems Incorporated, a California corporation, and Adobe Systems (Delaware) Incorporated, a Delaware corporation.
4.5	Third Amended and Restated Rights Agreement between the Registrant and Harris Trust Company of California.
4.6	1999 Nonstatutory Stock Option Plan.
4.7	Forms of Stock Option Agreement used in connection with the 1999 Nonstatutory Stock Option Plan.
5	Opinion of Cheryl K. House, Esq., corporate securities counsel.
23.1	Consent of KPMG LLP, Independent Public Accountants.
23.2	Consent of Cheryl K. House, Esq., contained within Exhibit 5.

UNDERTAKINGS

1. The undersigned registrant hereby undertakes:

   (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by or furnished by the issuer pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference herein.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 15, 1999.

ADOBE SYSTEMS INCORPORATED

By: /s/ HAROLD L. COVERT

Harold L. Covert
Executive Vice President and
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harold L. Covert and Colleen M. Pouliot, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on September 15, 1999 by the following persons in the capacities indicated.

Signature	Title
/s/ JOHN E. WARNOCK (John E. Warnock)	Chairman of the Board and Chief Executive Officer
/s/ CHARLES M. GESCHKE (Charles M. Geschke)	Chairman of the Board and President
/s/ HAROLD L. COVERT (Harold L. Covert)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ CAROL MILLS BALDWIN (Carol Mills Baldwin)	Director
/s/ ROBERT SEDGEWICK (Robert Sedgewick)	Director
/s/ DELBERT W. YOCAM (Delbert W. Yocam)	Director

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference			Filed Herewith
		Form	Date of Report	Exhibit No.	
4.1	The Registrant's (as successor-in-interest to Adobe Systems (Delaware) Incorporated by virtue of a reincorporation effective May 30, 1997) Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on May 9, 1997.	10-Q	5/30/97	3.1	
4.2	Amended and Restated Bylaws of Registrant as currently in effect.	8-K	9/03/98	3.2	
4.3	Certificate of Designation of the Series A Preferred Stock.	10-K	11/28/97	3.3	
4.4	Agreement and Plan of Merger effective May 30, 1997 (by virtue of a reincorporation), by and between Adobe Systems Incorporated, a California corporation, and Adobe Systems (Delaware) Incorporated, a Delaware corporation.	10-Q	5/30/97	2.1	
4.5	Third Amended and Restated Rights Agreement between the Registrant and Harris Trust Company of California.	8-K	12/15/98	1	
4.6	1999 Nonstatutory Stock Option Plan.				X
4.7	Forms of Stock Option Agreement used in connection with the 1999 Nonstatutory Stock Option Plan.				X
5	Opinion of Cheryl K. House, Esq., corporate securities counsel.				X
23.1	Consent of KPMG LLP, Independent Public Accountants.				X
23.2	Consent of Cheryl K. House, Esq., contained within Exhibit 5.				X